Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

GRANT OF RESTRICTED SHARE UNITS

On October 10, 2023, the Company granted 26,040 RSUs pursuant to the Company’s 2020 Share Incentive Plan to two employees, subject to the terms and conditions of the 2020 Share Incentive Plan and the award agreements entered into between the Company and each of the grantees.

On October 10, 2023, the Company granted an aggregate of 26,040 RSUs pursuant to the 2020 Share Incentive Plan (the “RSU Grants”) to two employees (the “Grantees”), representing the same number of Shares and approximately 0.002% of the total number of Shares in issue as at the date of this announcement.

The RSU Grants are subject to the terms and conditions of the 2020 Share Incentive Plan and the award agreements entered into between the Company and each of the Grantees. The principal terms of the 2020 Share Incentive Plan were set out in the section headed “Statutory and General Information — D. 2020 Share Incentive Plan” in Appendix V to the prospectus of the Company dated June 30, 2022.

The RSUs will be satisfied through utilizing the Shares already issued to certain share incentive award holding vehicles of the Company before the listing of the Company on The Stock Exchange of Hong Kong Limited for the exercise or vesting of options or awards granted under the 2020 Share Incentive Plan.

The RSU Grants would not result in the options and awards granted and to be granted to each individual Grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue.

None of the RSU Grants will be subject to approval by the Shareholders, and none of the Grantees is a Director, chief executive or substantial Shareholder of the Company or an associate or any of them.

Details of the RSU Grants are as follows:

Date of Grant	Aggregate number of RSUs granted	Purchase Price of RSUs granted	Closing Price of the Shares on the Date of Grant
October 10, 2023	26,040	US$0.036 per RSU	HK$52.15 per Share

Vesting period

Subject to the terms of the RSU Grants, the RSUs under the RSU Grants shall vest in equal portions on October 10, 2024, October 10, 2025 and October 10, 2026, respectively.

Performance targets

The vesting of the RSUs under the RSU Grants is not subject to performance targets.

Clawback mechanisms

Pursuant to the terms of the RSU Grants, in the event that the employment or service is terminated by reason of (i) expiration of employment contract; (ii) failure to meet the performance targets; or (iii) resignation, any portion of the RSUs that have been granted but not yet vested shall cease vesting and immediately become void in their entirety. In the event that the Grantee (i) seriously violates the rules and policies of the Company, terms and conditions of the employment contract or engages in other serious misconduct due to intentional or grossly negligent conduct or (ii) engages in acts of unfair competition during or after employment or impairs the reputation of the Company, any portion of the RSUs that have been granted but not yet vested shall cease vesting and immediately become void in their entirety and the Company has the right to request the Grantee to surrender the underlying Shares that have been delivered to the Grantee for the vested RSUs.

Reason for and benefits of the RSU Grants

The purpose of the RSU Grants is (i) to motivate the Grantees to optimize their performance and efficiency for the benefit of the Group; (ii) to attract and retain them whose contributions are or will be beneficial to the Group; and (iii) to encourage them to enhance cooperation and communication amongst team members for the growth of the Group.

Shares available for grant under the 2020 Share Incentive Plan

The overall limit on the number of underlying Shares pursuant to the 2020 Share Incentive Plan is 147,301,128 Shares, of which only up to 71,485,122 Shares may be issued pursuant to awards granted in the form of options. Upon the making of the RSUs Grants, the Company may grant further awards representing a total of 55,264,184 Shares pursuant to the 2020 Share Incentive Plan, of which only up to 48,527,444 Shares may be issued pursuant to awards granted in the form of options.

The 2020 Share Incentive Plan does not constitute a share scheme pursuant to the new Chapter 17 of the Listing Rules (effective on January 1, 2023). The Company will comply with the new Chapter 17 of the Listing Rules in accordance with the transitional arrangements for existing share schemes.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2020 Share Incentive Plan”	the share incentive plan our Company adopted in September 2020, as amended from time to time

“Board”	the board of Directors of the Company

“Company”, “we”, “us”, or “our”	MINISO Group Holding Limited (名創優品集團控股有限公司), a company with limited liability incorporated in the Cayman Islands on January 7, 2020

“Director(s)”	the director(s)of the Company

“Group”, “our Group”, “the Group”, “we”, “us”, or “our”	the Company and its subsidiaries from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“RSU(s)”	restricted share unit(s), each evidencing the rights to receive one Share

“Share(s)”	the ordinary shares of US$0.00001 each in the share capital of the Company

“Shareholder(s)”	holder(s)of our Share(s)

“US$”	U.S. dollars, the lawful currency of the United States of America

“%”	per cent

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, October 10, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as executive director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive directors.

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